May 10, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	First Seacoast Bancorp, Dover, New Hampshire

Registration Statement on Form S-1 (Commission File No. 333-230242)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join First Seacoast Bancorp in requesting the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 11:00 a.m., Eastern Daylight Time, on Tuesday, May 14, 2019, or as soon thereafter as practicable.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Name: Patricia McJoynt

Title: Managing Director

Keefe, Bruyette & Woods ● 70 West Madison, Suite 2401 ● Chicago, IL 60602

312.423.8200 ● 800.929.6113 ● Fax 312.423. 8232 ● www.kbw.com